

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 12, 2017

Via Email
Robert L. Stillwell, Jr.
Senior Vice President and Chief Financial Officer
Amplify Energy Corp.
500 Dallas Street, Suite 1600
Houston, TX 77002

> **Re: Amplify Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 1-35364**

Dear Mr. Stillwell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources